UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40008

E-Power Inc.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

E-Power Inc. Regains Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, on May 22, 2026, E-Power Inc. (the “Company”) announced that it had received a deficiency letter from The Nasdaq Stock Market (“Nasdaq”) on May 20, 2026 indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), because, for a period of 30 consecutive business days, the Company’s Class A ordinary shares (“Class A Ordinary Shares”) failed to maintain a minimum bid price of $1.00 per Class A Ordinary Share. According to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given an initial period of 180 calendar days, or until November 16, 2026, to regain compliance with the Minimum Bid Price Requirement.

On October 5, 2026, the Company received a letter from Nasdaq stating that the Company had regained compliance with the Minimum Bid Price Requirement by maintaining a minimum closing bid price of the Class A Ordinary Shares of $1.00 or greater per Class A Ordinary Share for the last 10 consecutive business days, from September 21, 2026 to October 2, 2026, and that this matter is now closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-Power Inc.

Date: October 6, 2026	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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